Connect Closes Successful Cash Offer for Pacific Internet Limited
SINGAPORE – 25 June 2007 – Connect Holdings Limited (Connect) today announced that its voluntary conditional cash general offer (the Offer) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; PacNet) for US$11.00 net in cash per share, without interest, was declared unconditional in all respects and has successfully closed as of 1:00am, New York City time, on 22 June 2007, 1:00pm, Singapore time, on 22 June 2007, which marks the expiration of the initial offer period.
The depositary for the Offer has advised Connect that as of 22 June 2007, 7,200,999 shares (including 99,348 shares tendered pursuant to guaranteed delivery procedures), representing approximately 52.01% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer. All validly tendered shares have been accepted for payment, and payment will be made promptly in accordance with the terms of the Offer.
As of 12 January 2007, being the date of Connect’s initial announcement of its intention to make the Offer, Connect and parties acting in concert with it owned 4,121,287 PacNet shares, then representing approximately 29.78% of the issued share capital of PacNet.
Accordingly, as of 22 June 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 11,322,286 PacNet shares, representing approximately 81.78% of the issued shares of PacNet.
Concurrent with the Offer, Connect had made a proposal to all PacNet optionholders, which has also closed. As of 22 June 2007, acceptances have been received in respect of options exercisable for 189,380 shares.
Connect also announced today that a subsequent offering period that will expire at 1:00 am, New York City time, on 12 July 2007, 1:00 pm, Singapore time, on 12 July 2007. Connect will immediately accept all shares validly tendered during the subsequent offering period and will pay for the shares promptly after acceptance, in accordance with the terms of the Offer. Holders of shares tendering shares during the subsequent offering period may not withdraw their shares and cannot deliver their shares using the guaranteed delivery procedures. All other terms and conditions of the Offer remain the same..
Bill Barney, a director of Connect, said: “Connect is delighted that the Offer has been successful”. Barney added: “We would like to thank all PacNet shareholders who have tendered and urge all remaining PacNet shareholders to seriously consider accepting the Offer during the subsequent offer period.”

The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by Connect with the Securities and Exchange Commission (SEC) on 2 May 2007, as amended, and are available on the SEC’s website at www.sec.gov.
PacNet shareholders and optionholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact MacKenzie Partners, Inc., the Information Agent or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer at the following respective addresses and telephone numbers:
The Information Agent for the Offer is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com
or
The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited	Lazard Frères & Co. LLC
3 Church Street	30 Rockefeller Plaza
14-01 Samsung Hub	New York, New York 10020
#Singapore 049483
Call in Singapore.: (65) 6534 2011
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov , or from MacKenzie Partners, Inc., the Information Agent for the Offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer.

The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
For further information please contact:
Lorain Wong
Tel: +852 2121 2973
Email: lorain.wong@asianetcom.com